KIRKLAND LAKE GOLD ANNOUNCES VALUE ENHANCEMENT PROGRAM, INCREASES 2020 PRODUCTION GUIDANCE AND GROWS MINERAL RESERVES

Toronto, Ontario - February 19, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the launch of the Value Enhancement Program, a number of initiatives aimed at maximizing value for shareholders. Included among the initiatives are returning significant amounts of capital to shareholders, growing both production and Mineral Reserves through the addition of the Detour Lake Mine to the Company’s portfolio and designating assets as non-core where they are not generating adequate returns. The Company also today released updated 2020 guidance, incorporating the impact of the Value Enhancement Program and released Mineral Reserve and Mineral Resource estimates for December 31, 2019.

Details Value Enhancement Program Initiative Include:

•
Repurchasing 20 million shares: 20 million common shares to be repurchased over the next 12 - 24 months through the Company’s normal course issuer bid (“NCIB”). Pursuant to the terms of the current NCIB, the Company can repurchase up to 19,749,092 shares between now and the NCIB’s expiry on May 28, 2020. The Company plans on renewing the NCIB upon its expiry. The Company also announces its intention to enter into an automatic share purchase plan with its designated broker to allow for purchases to be completed on a pre-determined schedule, subject to the approval of the TSX. Assuming the closing prices on the NYSE and TSX on Tuesday, February 18, 2020, the 20 million of share repurchases would represent approximately $750 million (C$1,000 million).

•
Doubling quarterly dividend to $0.125 per share: Quarterly dividend increased to $0.125 per share effective Q1 2020 to be paid on April 13, 2020 to shareholders of record as of March 31, 2020. On an annual basis, the $0.50 per share of dividends will return approximately $145 million of capital to shareholders per year.

•
Adding approximately 600,000 ounces of annual production and 14.8 million ounces of Mineral Reserves through acquisition of Detour Lake Mine: Completion of the Detour Gold Corporation acquisition on January 31, 2020 adds approximately 600,000 ounces of annual production and 14.8 million ounces of Mineral Reserves. The Company plans to invest $25 - $30 million in 2020 on exploration drilling at Detour Lake, with the objective being to significantly grow Mineral Reserves in support of substantially increasing production and driving down unit costs. The addition of Detour Lake is expected to add significantly to the Company’s free cash flow in 2020 and going forward.

•
Considering strategic options for maximizing value at Holt Complex and in Northern Territory: Following completion of the Detour Gold acquisition, the Company has designated the Holt Complex in Northern Ontario and the Company’s assets in the Northern Territory in Australia as non-core with plans to consider all options to maximize value from these assets. The Holt Complex last year produced 113,952 ounces at operating cash costs of $938 per ounce and all-in sustaining costs (“AISC”) of $1,386 per ounce. The Company is currently conducting an advanced exploration program and doing rehabilitation work at the Northern Territory assets. The advanced exploration program includes test mining at the Cosmo Mine, test processing at the Union Reefs Mill and extensive regional diamond drilling. The Company plans to continue operating the Holt Complex and move forward with advanced exploration work and rehabilitation efforts in the Northern Territory while it considers strategic options for the assets.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Following completion of the Detour Gold acquisition, Kirkland Lake Gold is a company with three high-quality, free cash flow generating assets, Fosterville, Macassa and Detour Lake. The three operations together will produce around 1.4 million ounces of gold this year, and all three have substantial growth potential. We are also an industry leader in profitability and have the strongest balance sheet among our peers. We plan to put our financial strength to use to maximize value for our shareholders.

Between our cash on hand and the significant amounts of free cash flow we generate, we are in a position to commit a substantial amount of capital to repurchase our shares, and to double our current quarterly dividend. Very importantly, we can undertake these initiatives while still maintaining a strong balance sheet and ability to internally fund our growth projects.

“We are also taking steps to maximize the value of our business portfolio. The addition of Detour Lake is an important development for our company and our shareholders, that could be transformational from the standpoint of value creation. Results at Detour this year should be similar to the mine’s performance in 2019. Looking ahead, through the work we are planning, we see the potential for Detour Lake to reach over 700,000 ounces of annual production at all-in sustaining costs (“AISC”) of approximately $850 per ounce as early as 2021. With the quality and potential of our three key operations, and circumstances at other assets, we have decided to designate our Holt Complex and assets in the Northern Territory as non-core and will consider all options for maximizing value. We will continue our current work plans at each of these assets while we go through the strategic review process. With the initiatives being announced today, Kirkland Lake Gold is a company with a portfolio of highly competitive, very profitable assets and substantial financial strength. We are also a company that is very committed to rewarding shareholders for their continued support.”

REVISIONS TO FULL-YEAR 2020 GUIDANCE

On February 19, 2020, the Company announced revisions to the full-year 2020 consolidated guidance initially issued on December 18, 2020. The revisions to guidance reflect the addition of Detour Lake Mine to the Company’s business portfolio effective January 31, 2020 (guidance is based on pro forma results for the full year). Guidance for 2020 related to the Holt Complex remains in place while the Company reviews strategic options for these assets. Also, there is no impact on guidance from the Company’s advanced exploration work in the Northern Territory, as the Company’s Northern Territory assets were excluded from the initial 2020 guidance.

Initial 2020 Guidance (as at December 18, 2019)

($ millions unless otherwise stated)	Macassa	Holt Complex Complex(2)	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	120 - 140	590 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$790 - $810	$130 - $150	$300 - $330
AISC/ounce sold ($/oz)(2)				$570 - $630
Operating cash costs ($M)(2)				$310 - $320
Royalty costs ($M)				$58 - $62
Sustaining capital ($M)(2)				$165 - $175
Growth capital ($M)(2)				$70 - $80
Exploration ($M)(3)				$120 - $140
Corporate G&A ($M)(4)				$40 - $45

(1)	Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019. The guidance does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 38 of the MD&A for the three and twelve months ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4)	Includes general and administrative costs. Excludes non-cash share-based payment expense.

Revised Full-Year 2020 Guidance (as at February 19, 2020)

($ millions unless otherwise stated)	Macassa	Detour Lake(1)	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	520 - 540	120 - 140	590 - 610	1,470 - 1,540
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$720 - $740	$790 - $810	$130 - $150	$450 - $470
AISC/ounce sold ($/oz)(2)					$820 - $840
Operating cash costs ($M)(2)					$700 - $720
Royalty costs ($M)					$85 - $90
Sustaining capital ($M)(2)					$420 - $430
Growth capital ($M)(2)					$70 - $80
Exploration ($M)(3)					$150 - $170
Corporate G&A ($M)(4)					$50 - $55

(1)
Production, unit-cost and expenditure guidance for 2020 as issued in a press release dated December 18, 2019 is adjusted for the addition of Detour Lake effective February 1, 2020. The guidance does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 38 of the MD&A for the three and twelve months ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3)
Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4)	Includes general and administrative costs and severance payments. Excludes share-based payment expense.

Consolidated production guidance for 2020 is increased from 950,000 - 1,000,000 ounces to 1,470,000 - 1,540,000 ounces. The change reflects the addition of 520,000 - 540,000 ounces from Detour Lake, representing expected production over the final 11 months of the year. Operating cash cost and AISC per ounce sold guidance is increased to $450 - $470 from $300 - $330 and $820 - $840 from $580 - $630, respectively. The increases to both operating cash cost and AISC per ounce results from the addition of Detour Lake. Among other revisions, sustaining capital expenditure guidance increases to $420 - $430 million from $165 - $175 million reflecting the addition of Detour Lake, where all capital expenditures are recorded as sustaining capital. The increase in exploration expenditure guidance reflects the Company’s intention to invest aggressively in exploration drilling Detour Lake over the next year. Corporate G&A guidance increases to $50 - $55 million from $40 - $45 million previously due to added costs related to the addition of Detour Lake mine.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2019
On February 19, 2020, the Company released Mineral Reserve and Mineral Resource estimates as at December 31, 2019, with the comparison period being December 31, 2018. Included in the Company’s Mineral Reserve and Mineral Resource estimates are Mineral Reserves and Mineral Resources related to the acquired assets of Detour Gold Corporation as at December 31, 2019.

Highlights of the December 31, 2019 Mineral Reserves and Mineral Resource estimates include:

•	Consolidated Mineral Reserves increase 257% to 20,470,000 ounces with addition of 14,846,000 ounces of open-pit Mineral Reserves at Detour Lake Mine.

•
Mineral Reserves at Macassa increase 9% to 2,453,000 ounces, including Mineral Reserves at depth of 2,360,000 ounces at an average grade of 22.1 g/t, and 93,000 ounces at an average grade of 10.7 g/t in near-surface zones along the Amalgamated Break. Development from surface is commencing towards the near-surface zones with the aim of establishing a second mining front at Macassa.

•
Mineral Reserves at Fosterville of 2,320,000 ounces include 2,100,000 ounces @ 21.8 g/t in the Lower Phoenix and Harrier systems (including 1,560,000 ounces @ 38.6 g/t at Swan Zone) and 218,000 ounces @ 5.5 g/t above 650 metres below surface at Robbin’s Hill. Twin development ramps are being driven to Robbins Hill, which is expected to become a second mining operation at Fosterville. Exploration expenditures at Fosterville are estimated at $70 - $80 million in 2020, with the focus being on drilling and development in areas where quartz veining with visible gold has been intersected.

•	Mineral Reserves at Holt Complex increase 9% to 702,000 ounces @ 4.0 grade, Northern Territory Mineral Reserves grow 20% to 128,000 ounces @ 4.0 g/t.

Mineral Reserves and Mineral Resources as at December 31, 2019. For Kirkland Lake Gold assets as at December 31, 2019, Mineral Reserves and Mineral Resources were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz). For Detour Lake Mineral Reserves and Mineral Resources as at December 31, 2019, the long-term gold price is assumed to be US$1,000/oz with an assumed exchange rate of US$1.0:C$1.10. All Mineral Resource estimates are provided exclusive of Mineral Reserves. Comparisons to previous Mineral Reserves and Mineral Resources in this press release are to estimates as at December 31, 2018. For more historical comparisons, Mineral Resource estimates for the Australian operations prior to the mid-year 2017 Mineral Reserve and Mineral Resource estimates for Fosterville, released in June 2017, were calculated inclusive of Mineral Reserves and, therefore, are not directly comparable to the December 31, 2019 and December 31, 2018 estimates. Detailed footnotes for the December 31, 2019 Mineral Reserve and Mineral Resource estimates are provided later in this press release.

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2019)

	December 31, 2019				December 31, 2018
Proven and Probable	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Depleted Oz	Tonnes (000's)	Grade	Gold Ozs (000’s)
				2019 (000’s)		(g/t)
Macassa	3,320	22.1	2,360	246	3,190	21.9	2,250
Macassa Near Surface	273	10.7	93	-	-	-	-
Holt Complex(1)	5,432	4.0	702	120	4,588	4.4	644
Hislop(1)	176	5.8	33	-	176	5.8	33
Total CDN Underground	9,200	10.8	3,190	367	7,950	11.4	2,920
Detour Lake Pit	397,680	0.99	12,640
West Detour Pit	54,920	0.94	1,660
North Pit	5,950	0.98	187
Detour Low Grade Fines	18,900	0.59	360
Total CDN Open Pit	477,450	0.97	14,846	0	0	0.00	0
Total CDN Operations	486,650	1.15	18,030	367	7,950	11.4	2,920
Fosterville	3,000	21.8	2,100	627	2,720	31.0	2,720
Robbins Hill	1,240	5.5	218	-	-	-	-
Northern Territory(1)	988	4.0	128	10	666	5.0	107
Total AUS Operations	5,220	14.6	2,450	637	3,390	25.9	2,820
Total	491,900	1.29	20,470	1,004	11,340	15.7	5,740

(1)
The Hislop mine is a former producer acquired as part of the St Andrew Goldfields acquisition in January 2016. Hislop has not been operated since the acquisition. The Holloway mine was placed on care and maintenance effective December 31, 2016 and resumed operation in the first quarter 2019. The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017.

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2019)

Measured & Indicated	December 31, 2019			December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Canada Ops - Underground
Macassa	1,616	13.8	717	1,621	17.0	886
Macassa Near Surface	47	7.8	12	167	17.9	96
Holt Complex	7,752	4.2	1,047	9,664	4.1	1,279
Hislop	1,147	3.6	132	1,147	3.6	132
Detour Zone 58N	2,900	5.8	534	-	-	-
Ludgate	-	-	-	522	4.1	68
Canamax	240	5.1	39	240	5.1	39
Total Canada Underground	13,702	5.7	2,482	13,360	5.8	2,500
Canada Ops - Open Pit
Detour Lake	81,400	1.15	3,003
West Detour	31,000	0.88	878
Aquarius	22,300	1.29	926	22,300	1.29	926
Total Canada Open Pit	134,700	1.1	4,807	22,300	1.3	926
Total CDN Operations	148,402	1.5	7,290	35,660	3.0	3,426
	December 31, 2019			December 31, 2018
Fosterville	12,300	5.3	2,080	11,600	5.0	1,850
Robbin’s Hill	3,460	3.5	386	3,210	2.5	256
Northern Territory	17,200	2.5	1,410	22,200	2.5	1,750
Total AUS Operations	32,900	3.7	3,870	36,900	3.3	3,860

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2019)

Inferred	December 31, 2019			December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Canada Ops - Underground
Macassa	1,039	16.7	557	580	16.8	313
Macassa Near Surface	146	11.5	54	30	15.5	15
Holt Complex	9,097	4.4	1,294	15,820	4.6	2,329
Hislop	797	3.7	95	797	3.7	95
Detour Zone 58N	1,000	4.4	136	-	-	-
Ludgate	-	-	-	1,396	3.6	162
Canamax	170	4.3	23	170	4.3	23
Total Canada Underground	12,248	5.5	2,160	18,792	4.9	2,937
Canada Ops - Open Pit
Detour Lake	33,600	0.79	855
West Detour	9,300	0.95	282
Total Canada Open Pit	42,900	0.82	1,137
Total CDN Operations	55,148	1.9	3,297	18,792	4.9	2,937
	December 31, 2019			December 31, 2018
Fosterville	8,450	6.4	1,740	6,930	6.0	1,330
Robbin’s Hill	2,670	4.5	383	3,390	4.6	504
Northern Territory	15,200	2.6	1,270	18,100	2.6	1,490
Total AUS Operations	26,400	4.0	3,390	28,400	3.6	3,320

CANADIAN OPERATIONS MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2019

Macassa
Mineral Reserves at Macassa in 2019 increased 9% after depletion of approximately 246,000 ounces, with total Mineral Reserves at December 31, 2019 of 2,450,000 ounces at an average grade of 21.2 g/t. Included in total Mineral Reserves at Macassa are Mineral Reserves at depth of 2,360,000 ounces at an average grade of 22.1 g/t, and 93,000 ounces at an average grade of 10.7 g/t in near-surface zones along the Amalgamated Break. The December 31, 2019 Mineral Reserves compared to total Mineral Reserves of 2,250,000 ounces at an average grade of 21.9 g/t at December 31, 2018.

Measured and Indicated (“M&I”) Mineral Resources at December 31, 2019 totaled 730,000 ounces at an average grade of 13.7 g/t, while Inferred Mineral Resources totaled 611,000 ounces at an average grade of 16.0 g/t. The reduction in M&I Mineral Resources compared to the December 31, 2018 estimate reflected the focus of drilling during 2019 on Mineral Resource conversion into Mineral Reserves.

In 2020, total capital and expensed exploration expenditures at Macassa are targeted at $40 - $50 million. Significant exploration development is planned at Macassa in 2020, including work on a new exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. In addition, development to extend exploration drifts is planned on the 5150, 5705 and 5807 levels mainly in support of drilling to infill and extend the SMC and to evaluate targets at depth along the Amalgamated Break. A total of 270,000 metres of underground and surface drilling is planned at Macassa in 2020, with the primary targets being the SMC, Amalgamated Break and select targets along the Main and ’04 breaks.

	December 31, 2019			December 31, 2018			% Change
Macassa	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	383	20.3	250	288	21.7	201	-6	24
Probable	2,930	22.4	2,110	2,900	22.0	2,050	2	3
Proven + Probable	3,320	22.1	2,360	3,190	21.9	2,250	1	5
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	311	16.0	160	453	18.4	268	-13	-40
Indicated	1,305	13.3	558	1,168	16.4	618	-21	-10
Measured + Indicated	1,616	13.8	717	1,621	17.0	886	-20	-19
Inferred	1,039	16.7	557	580	16.8	313	-1	78

	December 31, 2019			December 31, 2018			% Change
Macassa Near Surface	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	-	-	-	-	-	-	-	-
Probable	273	10.7	93	-	-	-	-	-
Proven + Probable	273	10.7	93	-	-	-	-	-
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	-	-	-	-	-	-	-	-
Indicated	47	7.8	12	167	17.9	96	-57	-88
Measured + Indicated	47	7.8	12	167	17.9	96	-57	-88
Inferred	146	11.5	54	30	15.5	15	-26	257

Holt Complex
Mineral Reserves at the Holt Complex are distributed at three mines, the Holt Mine, Taylor mines and Holloway Mine. As at December 31, 2019, total Mineral Reserves at the three mines totaled 702,000 based on 5,432,000 tonnes at an average grade of 4.0 g/t. The 702,000 ounces of Mineral Reserves was 9% higher than 644,000 ounces from 4,588,000 tonnes at an average grade of 4.4 g/t as at December 31, 2018. M&I Mineral Resources at the Holt, Taylor and Holloway totaled 1,047,000 ounces at an average grade of 4.4 g/t versus 1,279,000 ounces at an average grade of 4.2 g/t as at December 31, 2018.
On February 19, 2020, the Company announced that it was designating the Holt Complex as non-core and will consider all options for maximizing value. Operations at the Holt Complex are continuing during the period of strategic review.

	December 31, 2019			December 31, 2018			% Change
Holt Complex	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	2,507	3.7	296	1,954	4.1	256	-10	16
Probable	2,925	4.3	406	2,644	4.6	388	-5	5
Proven + Probable	5,432	4.0	702	4,588	4.4	644	-8	9
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	4,319	4.1	563	4,322	4.0	562	0	0
Indicated	3,433	4.4	484	5,342	4.2	717	5	-32
Measured + Indicated	7,752	4.4	1,047	9,664	4.2	1279	5	-18
Inferred	9,097	4.4	1,294	15,820	4.6	2,329	-5	-43
Detour
On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation. Through the acquisition, Detour Gold became a subsidiary of the Company and the Company obtained 100% ownership of the Detour Lake open-pit mine. As a result of the acquisition, the Company gained 14,846,000 ounces of open-pit Mineral Reserves at an average grade of 0.97 g/t. The Company also gained 3,881,000 ounces of M&I open-pit Mineral Resources at an average grade of 1.08 g/t and 1,137,000 ounces of Inferred open-pit Mineral Resources at 0.82 g/t. Through 58 North Zone, located 8.0 km from the current Detour Lake open pit, a total of 534,000 ounces of underground M&I Mineral Resources have been added at an average grade of 5.8 g/t, as well as 136,000 ounces of Inferred Mineral Resources at an average grade of 4.35 g/t. There was no change to the Mineral Resource estimates from December 31, 2018 to December 31, 2019.
In 2019, there was no infill drilling targeting the conversion of mineral resources to mineral reserves within the Detour Lake pit and West Detour project. Based on the expected throughput rates projected in the life of mine plan, the remaining mineral reserve life of the Detour Lake operation is approximately 21 years as of December 31, 2019. In 2020, the Company is planning an extensive program of exploration drilling within and around the current Detour Lake open pit, with drilling also planned on a number of regional targets. Exploration expenditures in 2020 from February 1, 2020 are estimated at $25.0 - $30.0 million.

	December 31, 2019			December 31, 2018			% Change
Detour	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Open Pit
Mineral Reserves
Proven	81,050	1.24	3,240
Probable	396,400	0.91	11,606
Proven + Probable	477,450	0.97	14,846
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	16,700	1.34	722
Indicated	95,600	1.03	3,160
Measured + Indicated	112,300	1.08	3,881
Inferred	42,900	0.82	1,137

	December 31, 2019			December 31, 2018			% Change
Detour	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Underground
Mineral Reserves
Proven	-	-	-
Probable	-	-	-
Proven + Probable	-	-	-
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	-	-	-
Indicated	2,900	5.80	534
Measured + Indicated	2,900	5.80	534
Inferred	1,000	4.35	136

AUSTRALIAN OPERATIONS MINERAL RESERVES AND MINERAL RESOURCES AS AT DECEMBER 31, 2019

Fosterville
Mineral Reserves at Fosterville as at December 31, 2019 totaled 2,320,000 ounces, which included 2,100,000 ounces at and average grade of 21.8 g/t in the Lower Phoenix and Harrier systems and 218,000 ounces at Robbin’s Hill at an average grade of 5.5 g/t. The Mineral Reserves at Robbin’s Hill are located above 650 metres below surface, well above the depth where the Swan Zone was discovered in the Lower Phoenix system. Included within the 2,100,000 ounces is 1,560,000 ounces at an average grade of 38.6 g/t in the Swan Zone.
Mineral Reserves as at December 31, 2019 compared to total Mineral Reserves as at December 31, 2018 of 2,700,000 ounces at an average grade of 31.0 g/t, which included 2,340,000 ounces at 49.6 g/t in the Swan Zone and no Mineral Reserves at Robbin’s Hill. The change from the previous year reflected depletion during 2019 of approximately 627,000 ounces at a grade of 39.6 g/t, the results of infill drilling within the existing Swan Mineral Reserve that resulted in lower grade estimates in some areas, and a focus during 2019 on extending mineralized structures and advancing Robbin’s Hill as a possible second mining operation.
Solid growth was achieved in Mineral Resources, including growth in M&I Mineral Resources to 2,080,000 ounces at an average grade of 5.3 g/t at Lower Phoenix and Harrier versus 1,850 ounces at an average grade of 5.0 g/t as at December 31, 2018. Inferred Mineral Resources at Lower Phoenix and Harrier increased 31%, to 1,740,000 ounces at an average grade of 6.4 g/t versus 1,330,000 ounces at an average grade of 6.0 g/t the previous year. The significant Mineral Resources at Fosterville demonstrate that the traditional sulphide mineralization, which hosts the quartz with visible gold mineralization that is found in concentration in the Swan Zone, is present over large areas, with quartz and visible being intersected at multiple targets.
Drilling during 2019 demonstrated that the Phoenix mineralized structure extends and is continuous for at least 950 metres down-plunge from the bottom of the Swan Zone, which represents an extremely large exploration target for future drilling. In addition, the Cygnet zone, footwall to the Swan Zone, was identified over a 650-metre strike length and 300 depth. Drilling at Robbin’s Hill intersected visible gold mineralization 550 metres below the December 31, 2018 Mineral Resources, while drilling to depth at Harrier remained at an early stage, with visible gold having been intersected higher in the Harrier system. Exploration expenditures at Fosterville are targeted at $70 - $80 million, including $15 - $20 million related to the underground development for a twin 4.8 km underground exploration drive to connect Robbin’s Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin’s Hill and other targets and provide valuable infrastructure for future mine operations. In addition, a total of 230,000 metres of underground and surface drilling are planned at Fosterville in 2020, with the primary targets continuing to be the areas where quartz veining with visible gold has been intersected, the Lower Phoenix system, Cygnet, Harrier and Robbin’s Hill. The Company will also continue exploration work at a number of regional targets.

	December 31, 2019			December 31, 2018		% Change
Fosterville	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	695	31.9	714	178	16.7	96	91	643
Probable	2,300	18.8	1,390	2,550	32.0	2,620	-41	-47
Proven + Probable	3,000	21.8	2,100	2,720	31.0	2,720	-30	-23
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	2,000	3.7	240	1,900	2.9	177	28	36
Indicated	10,300	5.6	1,840	9,660	5.4	1,670	4	10
Measured + Indicated	12,300	5.3	2,080	11,600	5.0	1,850	6	12
Inferred	8,450	6.4	1,740	6,930	6.0	1,330	7	31

	December 31, 2019			December 31, 2018			% Change
Swan(1)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	493	40.5	641	62	27.6	55	47	1,065
Probable	764	37.4	919	1,410	50.6	2,290	-26	-60
Proven + Probable	1,260	38.6	1,560	1,470	49.6	2,340	-22	-33
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	30	46.4	45	2	59.6	4	-22	1,051
Indicated	59	18.2	34	32	15.7	16	16	110
Measured + Indicated	89	27.7	79	34	18.3	20	51	293
Inferred	93	19.3	57	249	13.4	107	44	-47
The Swan Zone Mineral Reserve and Mineral Resource estimates are components of the estimates for the Fosterville mine.

	December 31, 2019			December 31, 2018			% Change
Robbin’s Hill(1)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	-	-	-	-	-	-
Probable	1,240	5.5	218	-	-	-
Proven + Probable	1,240	5.5	218	-	-	-
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	-	-	-	-	-	-	-	-
Indicated	3,460	3.5	386	3,210	2.5	256	40	51
Measured + Indicated	3,460	3.5	386	3,210	2.5	256	40	51
Inferred	2,670	4.5	383	3,390	4.6	504	-2	-24

(1)
The Robbin’s Hill Mineral Reserve and Mineral Resource estimates are reported separately from Fosterville as it is anticipated that Robbin’s Hill will be a new and separate mining operation feeding the Fosterville Mill.

Northern Territory (Cosmo Mine/Union Reefs Mill)
On June 30, 2017, Kirkland Lake Gold suspended operations at the Cosmo mine and Union Reefs mill with the operations being placed on care and maintenance. Following the move to care and maintenance, an active exploration program, including drilling and development, was undertaken at the Cosmo mine, where a new deposit, the Lantern Deposit, was identified in 2017. In early 2019, an advanced exploration program was launched, which included drilling at multiple targets around the Cosmo Mine and at Union Reefs and Pine Creek, and development at the Lantern Deposit to support test mining and, as of October 2019, test processing at the Union Reefs Mill.

Mineral Reserves in the Northern Territory at December 31, 2019 totaled 128,000 ounces at 4.0 g/t, which compared to 107,000 ounces at 5.0 g/t at December 31, 2018. On February 19, 2020, the Company announced that it was designating the Northern Territory assets as non-core, with plans to consider all strategic options for maximizing value. During the period of strategic review, the Company will continue to perform advanced exploration work, including test mining at the Cosmo Mine and test processing at Union Reefs, in addition to ongoing exploration drilling.

	December 31, 2019			December 31, 2018			% Change
Northern Territory	Tonnes (000’s)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Underground
Mineral Reserves
Proven	-	-	-	33	3.1	3	0	0
Probable	988	4.0	128	633	5.1	103	-22	24
Proven + Probable	988	4.0	128	666	5.0	107	-20	20
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	102	4.7	15	702	3.4	77	38	-80
Indicated	6,790	3.5	768	8,910	3.2	914	9	-16
Measured + Indicated	6,890	3.5	784	9,610	3.2	990	9	-21
Inferred	5,490	3.7	653	5,980	3.8	725	-3	-10

	December 31, 2019			December 31, 2018			% Change
Northern Territory	Tonnes (000’s)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Open Pit
Mineral Reserves
Proven	-	-	-	-	-	-	-	-
Probable	-	-	-	-	-	-	-	-
Proven + Probable	-	-	-	-	-	-	-	-
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	1,070	5.6	192	1,070	5.6	192	-	-
Indicated	9,230	1.5	431	11,500	1.5	570	-	-24
Measured + Indicated	10,300	1.9	623	12,500	1.9	762	-	-18
Inferred	9,750	2.0	613	12,100	2.0	767	-	-20

Technical Reports
Fosterville property entitled, “Updated NI 43-101 Technical Report Fosterville Gold mine in the State of Victoria, Australia” (the “Fosterville Report”) and the amended and restated NI 43-101 Technical report for Macassa entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” (the “Macassa Report”) effective December 31, 2018 and dated April 1, 2018 and July 19, 2018, respectively.

The Fosterville Report was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, both of whom are “qualified persons” as such term is defined in NI 43-101 and employees of the Company. The Fosterville Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company’s News Release dated February 21, 2019. The Macassa Report was prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng. and Ben Harwood, P. Geo, all of whom are “qualified persons” as such term is defined in NI 43-101 and employees of the Company. The Macassa Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company’s News Release dated February 21, 2019. Both the Fosterville Report and the Macassa Report are available under the Company’s profile on SEDAR at www.sedar.com. Further information regarding the Company’s Mineral Reserves and Mineral Resources effective December 31, 2018 are set out in the Company’s press release dated February 21, 2019 as filed on SEDAR.

Qualified Persons
Natasha Vaz, P.Eng., Vice President, Technical Services is a "qualified person" as defined in NI 43-101 and has reviewed and approved disclosure of the Mineral Reserves technical information and data for the Canadian Assets (excluding Detour) included in this news release.
Eric Kallio, P. Geo., Senior Vice President, Exploration is a “qualified person” as defined in NI 43-101 and has reviewed and approved disclosure of the Mineral Resource technical information and data for the Canadian Assets (excluding Detour) included in this news release.
Ian Holland, FAusIMM, Vice President, Australian Operations is a "qualified person" as defined in NI 43-101 and has reviewed and approved the Mineral Reserves technical information and data for the Australian Assets included in this news release.
Simon Hitchman, FAusIMM (CP), MAIG, Principal Geologist, is a "qualified person" as such term is defined in NI 43-101 and has reviewed and approved the Mineral Resources technical information and data for the Australian Assets included in this news release.
Andre Leite, PEng , AUSIMM CP (MIN), MEng., Technical Services Manager is a "qualified person" as defined in NI 43-101 and has reviewed and approved disclosure of the Mineral Reserves and Mineral Resources technical information and data for the Detour assets included in this news release.

Detailed footnotes related to Mineral Reserve Estimates (dated December 31, 2019) - with the exception of Detour:

(1)	CIM definitions (2019) were followed in the estimation of Mineral Reserves.

(2)	Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz).

(3)
Cut-off grades for Canadian Assets were calculated for each stope and included the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

(4)
Cut-off grades for Australian Assets were calculated for each mining block and included the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

(5)	Dilution estimates vary by mining methods and ranges from 5% to 50%.

(6)	Extraction estimates vary by mining methods and range from 50% to 100%.

(7)	Mineral Reserves estimates for Canadian Operations were prepared under the supervision of N.Vaz, P. Eng.

(8)	Mineral Reserves estimates for Australian Operations were prepared under the supervision of I.Holland, FAusIMM

(9)	Mineral Reserves are stated at a mill feed reference point.

(10)	Totals may not add up due to rounding.

Detailed footnotes related to Detour’s Mineral Reserve and Resource Estimates (dated December 31, 2019):

(1)
The Company’s mineral reserve and mineral resource statement is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(2)	Mineral reserves were estimated using a gold price of US$1,000/oz and mineral resources were estimated using a gold price of US$1,200/oz at a $US/$CDN exchange rate of 1.10.

(3)	Mineral reserves and resources were based on a cut-off grade of 0.50 g/t Au.

(4)
LG fines (sourced from material grading 0.40 - 0.50 g/t Au) classified as Measured or Indicated were reported as Probable mineral reserves and included in the mine plan. Reported tonnage is defined as material scheduled to be fed from 2021 to the end of the mine as per 2018 life of mine plan.

(5)
Further information, including key assumptions, parameters, and methods used to estimate mineral resources and mineral reserves are described in the Technical Report on the Detour Lake operation, dated Nov 26th, 2018.

(6)
Mineral underground resources for 58N are reported at a cut-off grade of 2.2 g/t Au, using a gold price of US$1,300 per ounce and a $US/$CDN exchange rate of 1.25 with an assumed mining dilution of 12%.

(7)
Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are constrained within an economic pit shell.

(8)	Mineral Reserves and Mineral Resource estimates for the Detour Operation was prepared under the supervision of A. Leite, PEng , AUSIMM CP (MIN), MEng, P. Eng.

(9)	Totals may not add due to rounding.

Detailed footnotes related to Mineral Resource Estimates for Canadian Assets (dated December 31, 2019) - with the exception of Detour

(1)	CIM definitions (2019) were followed in the calculation of Mineral Resource.

(2)	Mineral Resources are reported Exclusive of Mineral Reserves. Mineral Resources were calculated according to KL Gold’s Mineral Resource Estimation guidelines.

(3)	Mineral Resource estimates were prepared under the supervision of Eric Kallio, P. Geo. Senior Vice President, Exploration.

(4)	Mineral Resources are estimated using a long-term gold price of US $1,300/oz (C$1,700/oz).

(5)
Mineral Resources were estimated using a range of 3.4g/t to 8.6 g/t cut-off grades for Macassa Mine, a 2.8 g/t cut-off grade for Holt Mine and Holloway Mine, a 2.5 g/t cut-off grade for Holt Near Surface, a 2.6 g/t cut-off grade for Taylor, a 2.5 g/t cut-off grade for Canamax, a 2.2 g/t cut-off grade for Hislop and a 0 g/t cut-off grade for Aquarius.

(6)	Totals may not add up due to rounding.

Detailed footnotes related to Mineral Resource Estimates for Australian Assets (dated December 31, 2019)

(1)	CIM definitions (2019) were followed in the estimation of Mineral Resource.

(2)	Mineral Resources are estimated using a long-term gold price of US$1,300/oz (A$1,765/oz)

(3)	Mineral Resources for the Australian assets are reported exclusive of Mineral Reserves.

(4)
Mineral Resources at Fosterville were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

(5)
Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 - 0.7 g/t Au for potentially open pit mineralization and cut-offs of 1.5 to 2.0 g/t Au for underground mineralization.

(6)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.

(7)	Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Owen Greenberger, MAIG.

(8)	Totals may not add up due to rounding.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 1,470,000 - 1,540,000 ounces. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this press release, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the MD&A for the three and twelve months ended December 31, 2019, dated February 19, 2020, for the most recent non-IFRS reconciliations.

Cautionary Note Regarding Forward-Looking Information
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com